

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

Rupert Ireland
Chief Executive Officer
Virtus Oil and Gas Corp.
1517 San Jacinto Street
Houston, TX 77002

> **Re:** **Virtus Oil and Gas Corp.**
> **Registration Statement on Form S-1**
> **Response dated July 24, 2015**
> **File No. 333-205237**

Dear Mr. Ireland:

We have limited our review of your response letter to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our July 20, 2015 letter.

General

1. We note your response to prior comment 1, but are unable to concur. To the extent you would like to register the shares underlying the Additional Convertible Note, please remove the provision in Section 5.3(b)(v) of the Purchase Agreement that gives the investor the ability to reject acceptance of the Additional Convertible Note if there is a suspension of trading in or notice of delisting of common stock and file the revised Purchase Agreement as an exhibit to your registration statement.

Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Thomas C. Pritchard
        Brewer & Pritchard, P.C.